SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	[X]	Form 40-F	[ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [   ]      No  [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A. de C.V.
(Registrant)

	By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham
Chief Financial Officer

Dated: October 29, 2002.

Banco Azteca Starts Operations in

749 Branches Throughout Mexico

     Mexico City, October 29, 2002 — Grupo Elektra S.A. de C.V. (NYSE: EKT; BMV: ELEKTRA*), Latin America’s largest specialty retailer and consumer finance company, announced that Banco Azteca, its wholly owned subsidiary, will start its banking operations today at 749 Elektra, Salinas y Rocha and Bodega de Remates located nationwide in Mexico. Banco Azteca is the first bank to be licensed and certified by The Ministry of Finance since 1994.

     Commenting on the start-up of operations of the bank, Ricardo B. Salinas, Chairman of the Board of Grupo Elektra, stressed that: “Banco Azteca will improve access to goods and services for our people. A major impediment to the growth of the Mexican middle class has been the lack of access to credit, one of the main vehicles for personal financial improvement. Banco Azteca will demonstrate the importance of offering financial services to this under-served segment of the Mexican population.”

     The new bank is 100% capitalized by Grupo Elektra. Financially strong and underpinned by a sound marketing plan, it will target the same medium-to-lower income segment of the Mexican population that comprises Grupo Elektra’s large retail customer base, historically underserved by the banking and financial services industry.

     “We are extremely pleased and thankful with the Mexican authorities for a professional and expedient process through which we gained the necessary approvals to initiate operations,” said Javier Sarro, CEO of Grupo Elektra. “Banking has always been the natural next step for our company. We have the experience, systems and people in place to make this a notably successful enterprise. It is a wonderful opportunity to further service our existing customer base with key products such as checking and savings accounts, debit cards, home mortgages, and used car loans.”

     Carlos Septién, CEO of Banco Azteca, noted: “The sophisticated technology and collection systems already in place at Grupo Elektra will provide us with invaluable data about our customers’ buying habits and financial needs, allowing us to succeed. We look forward to the challenge and privilege of bringing our clients the financial services and products that will help them improve their way of living.”

     With respect to its savings account product and after the conclusion of successful negotiations, as of October 26th Banco Azteca assumed the management of all Guardadito savings accounts from Banca Serfin. These accounts now total approximately 830, 000.

We invite you to visit our award winning corporate website at www.grupoelektra.com.mx

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru, as well as its virtual stores, offering household appliances. Financial services include consumer credit, money transfers, extended warranties, servicing of home mortgages, savings and checking accounts, debit cards, and used car loans.

Investor and Press Inquiries:

Esteban Galíndez, CFA	Bernardo Bouffier
Director of Investor Relations	Investor Relations
Grupo Elektra, S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819
Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822
egalindez@elektra.com.mx	bbouffier@elektra.com.mx